UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 29, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Company")

Sibanye produces and ships its first consignment of Uranium from its Cooke Operations

Westonaria, 29 May 2014: Sibanye is pleased to report that it has produced and shipped its first consignment of uranium, in the form of 10 tonnes of ammonium diuranate ("ADU") to the Nuclear Fuels Corporation of South Africa (Proprietary) Limited ("NUFCOR"), where its precipitated ADU is calcined to form Uranium oxide or Uranium Ore Concentrates.

Uranium oxide production from Sibanye's Ezulwini plant is forecast to build up to approximately 600,000 pounds per annum, by the end of 2016. Current ore reserve development at the Cooke 3 and 4 mines is expected to increase available face, thereby facilitating increased throughput from the uranium by-product areas.

Neal Froneman CEO of Sibanye, commenting on the ADU shipment said: "The revenue derived from this uranium by-product will be offset against costs, lowering the total cost of producing gold from the Cooke Operation. As both gold and uranium production rises in the next 18 months, we anticipate a decrease in costs and increase in profitability at the Cooke Operation".

"Sibanye remains positive on the longer term outlook for the uranium price and is currently exploring ways to secure more attractively priced longer term uranium contracts in order to limit its exposure to the weak prevailing spot uranium market", Froneman said.

Demand for uranium has been negatively impacted by torpid global economic growth since 2008, and the Fukushima disaster at the end of 2011, which has significantly depressed spot prices. The longer term outlook for uranium demand remains positive however, with demand forecast to outstrip supply significantly from 2017. This increase in demand is primarily expected to be driven by demand from planned nuclear power growth in China and reactor restarts in Japan. Reduced supply from the highly enriched uranium ("HEU") programme as a result of the conclusion of the US-Russia HEU deal in 2013, is also expected to support the price in the long term. Uranium is primarily sold into longer term contracts with power utilities and longer term contract prices remain significantly higher than spot prices.

The Ezulwini plant, which was built by First Uranium Corporation for approximately R1.2 billion, consists of a gold and uranium plant with a combined milling and gold leaching capacity of 200,000 tonnes per month and a modularised uranium facility with a nameplate capacity of 100,000 tonnes per month comprising two 50,000 tonne per month modules.

The Ezulwini plant is potentially key component of Sibanye's surface tailings retreatment strategy: the plant provides the opportunity to advance the extraction of value from the 795 million tons of surface tailings owned by Sibanye on the West Rand, containing 7.1 million ounces of gold and 115 million pounds of uranium and enable a more efficient, phased allocation of capital.

ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 29, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer